Exhibit 99.2

Benchmark Bancorp

Consolidated Financial Report

December 31, 2016

Benchmark Bancorp

Contents

Independent Auditor's Report	1

Consolidated Financial Statements

Balance Sheet	2

Statement of Income	3

Statement of Comprehensive Income	4

Statement of Stockholders' Equity	5

Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-26

Independent Auditor's Report

To the Board of Directors
Benchmark Bancorp

We have audited the accompanying consolidated financial statements of Benchmark Bancorp and its subsidiary, which comprise the consolidated balance sheet as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Bancorp as of December 31, 2016 and 2015 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

March 14, 2017

1

Benchmark Bancorp

Consolidated Balance Sheet

December 31, 2016 and 2015

	2016	2015

Assets
Cash and cash equivalents	$13,317,351	$14,411,692
Federal funds sold	775,000	1,963,682

Total cash and cash equivalents	14,092,351	16,375,374

Investment securities - Available for sale (Note 3)	1,946,034	1,116,546
Federal Home Loan Bank stock	460,500	460,500
Loans held for sale	5,457,206	4,232,411
Loans - Net of allowance for loan losses of $1,186,666 and $1,507,253 as of December 31, 2016 and 2015, respectively (Note 4)	103,172,340	96,408,739
Other real estate owned	351,524	523,082
Property and equipment - Net (Note 5)	2,436,755	2,456,151
Intangible assets	175,000	175,000
Deferred tax asset (Note 9)	3,713,253	-
Other assets	498,188	538,881

Total assets	$132,303,151	$122,286,684

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Noninterest bearing	$9,238,478	$26,703,857
Interest bearing (Note 6)	99,693,709	83,058,849

Total deposits	108,932,187	109,762,706

Advances from the Federal Home Loan Bank (Note 8)	5,000,000	-
Accrued and other liabilities	684,468	622,636

Total liabilities	114,616,655	110,385,342

Stockholders' Equity
Preferred stock, $1.00 par value - 200,000 shares authorized; Series A: 0 shares outstanding at December 31, 2016 and 2015; Series B: 1,665 and 850 shares outstanding at December 31, 2016 and 2015, respectively	1,665	850
Common stock, $1.00 par value - 5,000,000 shares authorized; 3,115,030 shares outstanding at December 31, 2016 and 2015	3,115,030	3,115,030
Warrants	38,420	38,420
Additional paid-in capital - Common	20,910,620	20,885,375
Additional paid-in capital - Preferred	1,604,537	849,150
Accumulated deficit	(7,962,631)	(12,982,389)
Accumulated other comprehensive loss	(21,145)	(5,094)

Total stockholders' equity	17,686,496	11,901,342

Total liabilities and stockholders' equity	$132,303,151	$122,286,684

See notes to consolidated financial statements.

2

Benchmark Bancorp

Consolidated Statement of Income

Years Ended December 31, 2016 and 2015

	2016	2015
Interest Income
Loans - Including fees	$5,966,958	$5,815,107
Investment securities	36,787	60,463
Other	78,388	39,766

Total interest income	6,082,133	5,915,336

Interest Expense
Deposits	696,806	627,106
Borrowings	3,539	50,666

Total interest expense	700,345	677,772

Net Interest Income	5,381,788	5,237,564

(Recovery) Provision for Loan Losses	(255,826)	113,019

Net Interest Income After (Recovery) Provision for Loan Losses	5,637,614	5,124,545

Noninterest Income
Service charges and other fee income	76,511	91,675
Net gain on sale of loans held for sale	6,307,330	5,147,725
Gain on sale of investment securities	-	88,321
Gain on sale of other real estate owned	46,340	164,693
Other	43,259	213,030

Total noninterest income	6,473,440	5,705,444

Noninterest Expense
Salaries and employee benefits	6,379,780	5,628,334
Occupancy and equipment expenses	588,307	490,716
Federal deposit insurance	163,594	279,796
Foreclosed asset and other real estate owned expense	62,173	678,529
Marketing expense	1,016,950	1,011,998
Loan-related expense	675,833	592,043
Other	1,749,382	1,231,074

Total noninterest expense	10,636,019	9,912,490

Income - Before income taxes	1,475,035	917,499

Income Tax Recovery	(3,652,231)	-

Net Income	$5,127,266	$917,499

See notes to consolidated financial statements.

3

Benchmark Bancorp

Consolidated Statement of Comprehensive Income

Years Ended December 31, 2016 and 2015

	2016	2015

Net Income	$5,127,266	$917,499

Other Comprehensive Loss
Unrealized gain (loss) on securities:
Reclassification adjustment for gains recognized on sale of investment securities	-	(88,321)
(Loss) gain arising during the year (net of tax of ($9,160) and $0 in 2016 and 2015, respectively)	(16,051)	22,655

Total other comprehensive loss	(16,051)	(65,666)

Comprehensive Income	$5,111,215	$851,833

See notes to consolidated financial statements.

4

Benchmark Bancorp

Consolidated Statement of Stockholders' Equity

Years Ended December 31, 2016 and 2015

	Preferred Stock	Common Stock	Warrants	Additional Paid- in Capital - Common	Additional Paid- in Capital - Preferred	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity

Balance - January 1, 2015	$250	$2,841,058	$28,831	$20,140,639	$249,750	$(13,899,888)	$60,572	$9,421,212

Net income	-	-	-	-	-	917,499	-	917,499
Issuance of Series A preferred stock	750	-	-	-	749,250	-	-	750,000
Conversion of shares of Series A preferred stock into common stock	(1,000)	273,972	9,589	716,437	(999,000)	-	-	(2)
Issuance of Series B preferred stock	850	-	-	-	849,150	-	-	850,000
Stock-based compensation expense	-	-	-	28,299	-	-	-	28,299
Other comprehensive income	-	-	-	-	-	-	(65,666)	(65,666)

Balance - December 31, 2015	850	3,115,030	38,420	20,885,375	849,150	(12,982,389)	(5,094)	11,901,342

Net income	-	-	-	-	-	5,127,266	-	5,127,266
Issuance of Series B preferred stock	815	-	-	-	755,387	-	-	756,202
Stock-based compensation expense	-	-	-	25,245	-	-	-	25,245
Other comprehensive income	-	-	-	-	-	-	(16,051)	(16,051)
Dividends on Series B preferred stock	-	-	-	-	-	(107,508)	-	(107,508)

Balance - December 31, 2016	$1,665	$3,115,030	$38,420	$20,910,620	$1,604,537	$(7,962,631)	$(21,145)	$17,686,496

See notes to consolidated financial statements.

5

Benchmark Bancorp

Consolidated Statement of Cash Flows

Years Ended December 31, 2016 and 2015

	2016	2015

Cash Flows from Operating Activities
Consolidated net income	$5,127,266	$917,499
Adjustments to reconcile consolidated net income to net cash and cash equivalents from operating activities:
Depreciation	110,954	109,978
(Recovery) provision for loan losses	(255,826)	113,019
Gain on sale of loans	(6,307,330)	(5,147,725)
Gain on sale of securities	-	(88,321)
Gain on sale of other real estate owned	(46,340)	(164,693)
Stock-based compensation expense	25,245	28,299
Net amortization on investment securities	31,265	120,134
Proceeds from sale of loans	182,983,369	154,947,336
Loans originated for sale	(177,900,834)	(153,509,787)
Writedowns on other real estate owned	-	377,608
Deferred tax asset valuation allowance	(4,177,303)	310,383
Deferred tax expense	473,210	(310,383)
Net change in:
Other assets	42,425	7,022
Accrued and other liabilities	61,832	(4,328)

Net cash and cash equivalents provided by (used in) operating activities	167,933	(2,293,959)

Cash Flows from Investing Activities
Proceeds from prepayments of securities	398,605	3,567,678
Proceeds from sale of investment securities	-	3,106,845
Purchase of investment securities	(1,286,301)	(1,083,711)
Net increase in loans	(6,507,775)	(738,079)
Proceeds from sale of other real estate owned	217,898	2,301,374
Purchase of property and equipment	(91,558)	(115,363)

Net cash and cash equivalents (used in) provided by investing activities	(7,269,131)	7,038,744

Cash Flows from Financing Activities
Net (decrease) increase in deposits	(830,519)	200,546
Cash paid in lieu of fractional shares in stock conversion	-	(2)
Repayment of FHLB advances	-	(5,000,000)
Proceeds from FHLB advances	5,000,000	-
Dividends paid on preferred stock	(107,508)	-
Issuance of preferred stock	756,202	1,600,000

Net cash and cash equivalents provided by (used in) financing activities	4,818,175	(3,199,456)

Net (Decrease) Increase in Cash and Cash Equivalents	(2,283,023)	1,545,329

Cash and Cash Equivalents - Beginning of year	16,375,374	14,830,045

Cash and Cash Equivalents - End of year	$14,092,351	$16,375,374

Supplemental Cash Flow Information
Cash paid for:
Interest	$691,358	$689,539
Income taxes	10,000	-
Loans transferred to other real estate	-	580,430
Preferred stock converted to common stock	-	999,998

See notes to consolidated financial statements.

6

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 1 - Nature of Business

Benchmark Bank (the "Bank") was incorporated under the laws of the State of Ohio on May 26, 2005 and commenced operations on August 1, 2005. In May 2009, the Bank's stockholders approved the formation of a one-bank holding company. Benchmark Bancorp was formed on July 31, 2009 under the laws of the State of Ohio. The stockholders of the Bank received one share of Benchmark Bancorp stock for each share of the Bank's stock. This transaction was recorded as an internal reorganization.

The Bank provides financial services through its offices in Gahanna and Westerville, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Rocky Fork Investments, LLC holds foreclosed properties of the Bank.

Note 2 - Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include Benchmark Bancorp and its wholly owned subsidiary, Benchmark Bank, and Rocky Fork Investments, LLC a wholly owned subsidiary of the Bank, together referred to as the "Company." Intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the fair value of financial instruments, and the valuation of deferred tax assets.

Cash and Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold.

Investment Securities

Securities are classified as "available for sale" and are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank stock is carried at cost, which approximates fair value.

7

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 2 - Significant Accounting Policies (Continued)

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value considers the difference between current levels of interest rates and the committed rates.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay- off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan's yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. If a loan is returned to accrual, the interest payments previously received continue to be reported as a reduction of the unpaid principal balance until the loan is paid off, at which time the interest payments are recognized in interest income.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

8

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 2 - Significant Accounting Policies (Continued)

The allowance consists of specific and general components. The specific component relates to loans classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonimpaired loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less costs to sell, at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other real estate owned.

Property and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets ranging from 5 to 40 years.

Other Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income (loss). Other comprehensive income consists solely of unrealized gains and losses on available- for-sale securities.

Intangible Assets

Intangible assets consists of a trade name purchased by the Company. The trade name was recorded at cost and has an indefinite useful life. The trade name is reviewed for potential impairment on an annual basis or more frequently if circumstances indicate potential impairment.

9

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 2 - Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company recognizes interest and penalties related to income tax matters in income tax expense.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Company's tax position and does not believe the Company has any uncertain tax positions that require disclosure or adjustment to the financial statements.

Off-balance-sheet Instruments

The Company enters into commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss before considering customer collateral or ability to repay.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the consolidated financial statements.

Stock-based Compensation

Compensation cost is recognized for stock options issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Marketing Expense

Marketing expenses are charged to income in the period in which they are incurred.

Stock Warrants

The Company issued stock warrants to purchase common stock in connection with the issuance of preferred and common stock. The fair value of the stock warrants was determined using a Black-Scholes model. The carrying value of the warrants was determined based on the relative fair value of the warrants compared to the underlying shares of stock issued.

10

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 2 - Significant Accounting Policies (Continued)

Upcoming Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new guidance will be effective for the Company's year ending December 31, 2019. The ASU permits application of the new revenue recognition guidance to be applied using one of two retrospective application methods. The Company has not yet determined which application method it will use. Interest income is outside of the scope of the new standard and will not be impacted by the adoption of the new standard. The Company is evaluating the impact the new standard will have on its noninterest income.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU covers various changes to the accounting, measurement, and disclosures related to certain financial instruments, including requiring equity investments to be accounted for at fair value with changes recorded through earnings, the use of the exit price when measuring fair value, and disaggregation of financial assets and liabilities by category for disclosure purposes. The new guidance will be effective for the Company's year ending December 31, 2019. Early adoption is permitted as early as periods ending after December 31, 2017 with some additional options for early application such as the elimination of the requirement for nonpublic business entities to disclose the methods and significant assumptions used to estimate the disclosed fair value of financial instruments. The Company adopted the provision by which it eliminated the disclosure of fair value of its financial instruments in these consolidated financial statements. The Company does not believe adopting the remaining provisions of ASU No. 2016-01 in the future will have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which will supersede the current lease requirements in ASC 840. The ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. Currently, leases are classified as either capital or operating, with only capital leases recognized on the balance sheet. The reporting of lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective for the Company's year ending December 31, 2020 and will be applied using a modified retrospective transition method to the beginning of the earliest period presented. The new lease standard will have an effect on the Company’s consolidated financial statements as a result of the leases described in Note 5 classified as operating leases which will be recorded on the consolidated balance sheet upon adoption. The effects on the consolidated income statement are not expected to be significant as recognition and measurement of expenses and cash flows for leases will be substantially the same under the new standard.

11

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 2 - Significant Accounting Policies (Continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. The ASU includes increased disclosures and various changes to the accounting and measurement of financial assets including the Company’s loans and available-for-sale investment securities. Each financial asset presented on the balance sheet would have a unique allowance for credit losses valuation account that is deducted from the amortized cost basis to present the net carrying value at the amount expected to be collected on the financial asset. The amendments in this ASU also eliminate the probable initial recognition threshold in current GAAP and instead, reflect an entity’s current estimate of all expected credit losses using reasonable and supportable forecasts. The new credit loss guidance will be effective for the Company's year ending December 31, 2021. Upon adoption, the ASU will be applied using a modified retrospective transition method to the beginning of the first reporting period in which the guidance is effective. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. Early adoption for all institutions is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the new standard.

Subsequent Events

The consolidated financial statements and related disclosures include evaluation of events up through and including March 14, 2017, which is the date the consolidated financial statements were available to be issued.

Note 3 - Investment Securities

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, are as follows:

	2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mortgage-backed	$1,978,071	$279	$(32,316)	$1,946,034

	2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mortgage-backed	$1,121,640	$854	$(5,948)	$1,116,546

As of December 31, 2016 and 2015, there were no securities pledged.

The investment securities held at December 31, 2016 consist only of mortgage-backed securities. Such securities are not due at a single maturity date.

There were no sales of securities in 2016. During 2015, proceeds from sales of investment securities were $3,106,845 and net realized gains were $88,321.

12

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 3 - Investment Securities (Continued)

Information pertaining to investment securities with gross unrealized losses at December 31, 2016 and 2015, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

2016
	Less than 12 Months		12 Months or Greater		Total
	Gross		Gross
	Unrealized		Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value

Mortgage-backed	$(30,255)	$1,908,167	$(2,061)	$26,805	$(32,316)	$1,934,972

2015
	Less than 12 Months		12 Months or Greater		Total
	Unrealized		Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value

Mortgage-backed	$(5,948)	$1,079,989	$-	$-	$(5,948)	$1,079,989

Unrealized losses on investment securities have not been recognized into income because the issuers' bonds are of high credit quality, the Company has the intent and ability to hold the securities for the foreseeable future, and the declines in fair value are primarily due to increased market interest rates. The fair values are expected to recover as the bonds approach their maturity dates.

Note 4 - Loans

A summary of the balances of loans follows:

	2016	2015

Construction and development	$11,199,110	$9,185,435
Conventional 1-4 family	49,132,527	48,088,171
Revolving	4,951,219	4,559,852
Multi-family	11,254,371	9,318,696
Commercial real estate	25,084,228	23,779,372
Commercial	2,731,223	2,979,964
Consumer	6,328	4,502

Total loans	104,359,006	97,915,992

Less allowance for loan losses	1,186,666	1,507,253

Net loans	$103,172,340	$96,408,739

13

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 4 - Loans (Continued)

The allowance for loan losses as of December 31, 2016 and 2015 is as follows:

	Year Ended December 31, 2016
	Beginning				Ending
	Balance	Charge-offs	Recoveries	Provision	Balance

Allowance for loan losses:
Construction and development	$98,431	$-	$1,820	$25,097	$125,348
Conventional 1-4 family	943,484	(220,234)	120,794	(103,002)	741,042
Revolving	42,859	-	32,859	(32,159)	43,559
Multi-family	70,579	-	-	(16,419)	54,160
Commercial real estate	187,354	-	-	7,032	194,386
Commercial	164,546	-	-	(136,584)	27,962
Consumer	-	-	-	209	209

Total	$1,507,253	$(220,234)	$155,473	$(255,826)	$1,186,666

	Year Ended December 31, 2015
	Beginning				Ending
	Balance	Charge-offs	Recoveries	Provision	Balance

Allowance for loan losses:
Construction and development	$45,364	$-	$5,200	$47,867	$98,431
Conventional 1-4 family	915,555	(214,540)	283,747	(61,003)	923,759
Revolving	59,560	(5,955)	20,762	(11,783)	62,584
Multi-family	120,078	-	-	(49,499)	70,579
Commercial real estate	142,671	-	5,994	38,689	187,354
Commercial	15,798	-	-	148,748	164,546

Total	$1,299,026	$(220,495)	$315,703	$113,019	$1,507,253

The allowance for loan losses and loan balances are as follows:

	Year Ended December 31, 2016
	Individually	Collectively
	Evaluated for	Evaluated for
	Impairment	Impairment	Ending Balance
Ending allowance attributable to loans:
Construction and development	$-	$125,348	$125,348
Conventional 1-4 family	171,858	569,184	741,042
Revolving	-	43,559	43,559
Multi-family	-	54,160	54,160
Commercial real estate	-	194,386	194,386
Commercial	-	27,962	27,962
Consumer	-	209	209

Total	$171,858	$1,014,808	$1,186,666

14

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 4 - Loans (Continued)

	Year Ended December 31, 2016
	Individually	Collectively
	Evaluated for	Evaluated for
	Impairment	Impairment	Ending Balance

Loans:
Construction and development	$45,034	$11,154,076	$11,199,110
Conventional 1-4 family	2,429,432	46,703,095	49,132,527
Revolving	-	4,951,219	4,951,219
Multi-family	-	11,254,371	11,254,371
Commercial real estate	-	25,084,228	25,084,228
Commercial	-	2,731,223	2,731,223
Consumer	-	6,328	6,328

Total	$2,474,466	$101,884,540	$104,359,006

	Year Ended December 31, 2015
	Individually	Collectively
	Evaluated for	Evaluated for
	Impairment	Impairment	Ending Balance
Ending allowance attributable to loans:
Construction and development	$-	$98,431	$98,431
Conventional 1-4 family	282,345	641,414	923,759
Revolving	-	62,584	62,584
Multi-family	-	70,579	70,579
Commercial real estate	-	187,354	187,354
Commercial	135,835	28,711	164,546

Total	$418,180	$1,089,073	$1,507,253

	Year Ended December 31, 2015
	Individually	Collectively
	Evaluated for	Evaluated for
	Impairment	Impairment	Ending Balance
Loans:
Construction and development	$-	$9,185,435	$9,185,435
Conventional 1-4 family	3,613,804	44,474,367	48,088,171
Revolving	-	4,559,852	4,559,852
Multi-family	-	9,318,696	9,318,696
Commercial real estate	-	23,779,372	23,779,372
Commercial	135,835	2,844,129	2,979,964
Consumer	-	4,502	4,502

Total	$3,749,639	$94,166,353	$97,915,992

Credit Risk Grading

The Company categorized each loan into credit risk categories based on current financial information, overall debt service coverage, comparison against industry averages, collateral coverage, historical payment experience, and current economic trends.

Pass

Credits not covered by the definitions below are pass credits, which are not considered to be adversely rated.

15

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 4 - Loans (Continued)

Special Mention

Loans classified as special mention, or watch credits, have a potential weakness or weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard

Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution may sustain some loss if the deficiencies are not corrected.

Doubtful

Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The Company's credit quality indicators, by loan segment and class, at December 31, 2016 and 2015 are summarized below:

	December 31, 2016
		Special			Ending
	Pass	Mention	Substandard	Doubtful	Balance

Construction and development	$10,514,166	$509,719	$175,225	$-	$11,199,110
Conventional 1-4 family	45,208,190	246,085	3,678,252	-	49,132,527
Revolving	4,478,747	-	472,472	-	4,951,219
Multi-family	11,254,371	-	-	-	11,254,371
Commercial real estate	22,396,163	1,066,418	1,621,647	-	25,084,228
Commercial	2,237,751	398,208	95,264	-	2,731,223
Consumer	6,328	-	-	-	6,328

Total	$96,095,716	$2,220,430	$6,042,860	$-	$104,359,006

	December 31, 2015
		Special			Ending
	Pass	Mention	Substandard	Doubtful	Balance

Construction and development	$8,165,468	$868,716	$151,251	$-	$9,185,435
Conventional 1-4 family	41,824,238	1,941,728	4,322,205	-	48,088,171
Revolving	4,087,380	-	472,472	-	4,559,852
Multi-family	9,001,713	316,983	-	-	9,318,696
Commercial real estate	21,301,701	876,114	1,601,557	-	23,779,372
Commercial	2,154,359	689,770	135,835	-	2,979,964
Consumer	4,502	-	-	-	4,502

Total	$86,539,361	$4,693,311	$6,683,320	$-	$97,915,992

16

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 4 - Loans (Continued)

Age Analysis of Past Due Loans

The following tables detail the age analysis of past due loans at December 31, 2016 and 2015:

	December 31, 2016
							Recorded
							Investment > 90
	30-59 Days	60-89 Days	Greater than 90				Days and
	Past Due	Past Due	Days	Total Past Due	Current	Total Loans	Accruing

Construction and development	$-	$-	$45,034	$45,034	$11,154,077	$11,199,110	$-
Conventional 1-4 family	468,999	13,741	517,330	1,000,070	48,132,456	49,132,527	-
Revolving	-	-	-	-	4,951,219	4,951,219	-
Multi-family	-	-	-	-	11,254,371	11,254,371	-
Commercial real estate	-	-	-	-	25,084,228	25,084,228	-
Commercial	-	-	-	-	2,731,223	2,731,223	-
Consumer	-	-	-	-	6,328	6,328	-

Total	$468,999	$13,741	$562,364	$1,045,104	$103,313,902	$104,359,006	$-

	December 31, 2015
							Recorded
							Investment > 90
	30-59 Days	60-89 Days	Greater than 90				Days and
	Past Due	Past Due	Days	Total Past Due	Current	Total Loans	Accruing

Construction and development	$-	$-	$-	$-	$9,185,435	$9,185,435	$-
Conventional 1-4 family	188,524	139,754	710,756	1,039,034	47,049,137	48,088,171	-
Revolving	-	-	-	-	4,559,852	4,559,852	-
Multi-family	-	-	-	-	9,318,696	9,318,696	-
Commercial real estate	-	-	-	-	23,779,372	23,779,372	-
Commercial	-	-	-	-	2,979,964	2,979,964	-
Consumer	-	-	-	-	4,502	4,502	-

Total	$188,524	$139,754	$710,756	$1,039,034	$96,876,958	$97,915,992	$-

Impaired Loans

A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Impaired loans are written down by the establishment of a specific allowance where necessary. Information regarding impaired loans is as follows:

	As of and for the Year Ended December 31, 2016
				Average	Interest
		Unpaid		Recorded	Income
	Recorded	Principal	Related	Investment for	Recognized for
	Investment	Balance	Allowance	the Year	the Year

With no related allowance recorded:
Construction and development	$45,034	$45,034	$-	$46,827	$2,283
Conventional 1-4 family	1,524,513	1,861,996	-	2,030,672	91,247

Total with no related allowance recorded	1,569,547	1,907,030	-	2,077,499	93,530

With an allowance recorded - Conventional 1-4 family	904,919	987,724	171,858	1,021,358	41,761

Total	$2,474,466	$2,894,754	$171,858	$3,098,857	$135,291

17

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 4 - Loans (Continued)

	As of and for the Year Ended December 31, 2015
				Average	Interest
		Unpaid		Recorded	Income
	Recorded	Principal	Related	Investment for	Recognized for
	Investment	Balance	Allowance	the Year	the Year

With no related allowance recorded - Conventional 1-4 family	$2,105,292	$2,394,278	$-	$2,502,297	$113,207

With an allowance recorded:
Conventional 1-4 family	1,508,512	1,590,060	282,345	1,613,951	68,260
Revolving	135,835	149,308	135,835	192,182	11,355

Total with an allowance recorded	1,644,347	1,739,368	418,180	1,806,133	79,615

Total	$3,749,639	$4,133,646	$418,180	$4,308,430	$192,822

No additional funds are committed to be advanced in connection with impaired loans at December 31, 2016 and 2015.

Included in the balance of impaired loans are troubled debt restructurings (TDRs) which are performing in accordance with the modified terms. As these loans are TDRs, they meet the definition of an impaired loan; however, they have met the regulatory and accounting guidance for restoration to accrual status.

Nonaccrual Loans

Nonaccrual loan balances at December 31, 2016 and 2015 are as follows:

	2016	2015

Construction and development	$45,034	$-
Conventional 1-4 family	1,061,547	1,622,596
Commercial	-	135,835

Total	$1,106,581	$1,758,431

Troubled Debt Restructurings

A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Company offers various types of concessions when modifying a loan; however, forgiveness of principal is rarely granted.

The following table presents information related to loans modified in a TDR during the years ended December 31, 2016 and 2015:

	2016			2015
		Pre-	Post-		Pre-	Post-
		modification	modification		modification	modification
		Outstanding	Outstanding		Outstanding	Outstanding
	Number of	Recorded	Recorded	Number of	Recorded	Recorded
	Contracts	Investment	Investment	Contracts	Investment	Investment

Conventional 1-4 family	2	$1,395,138	$1,395,138	4	$2,198,165	$2,198,165

There were no loans modified as troubled debt restructurings within the previous 12 months that became 30 days or more past due during the years ended December 31, 2016 and 2015.

18

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 5 - Property and Equipment

A summary of the cost and accumulated depreciation of property and equipment follows:

	2016	2015

Land	$600,000	$600,000
Buildings and building improvements	2,293,055	2,293,055
Furniture and equipment	839,056	776,275
Leasehold improvements	88,490	63,845

Total cost	3,820,601	3,733,175

Accumulated depreciation	(1,383,846)	(1,277,024)

Net premises and equipment	$2,436,755	$2,456,151

Depreciation expense for 2016 and 2015 totaled $110,954 and $109,978, respectively.

The Bank subleases space for a branch location in Westerville, Ohio. The sublease had a 94-month term starting June 1, 2008 with two five-year options to renew at the discretion of the Bank. The sublease has been renewed for a five-year term.

In 2016, the Bank entered into a lease for additional office space in Westerville, Ohio for a term of seven years with two five-year options to renew at the discretion of the Bank. The office building is owned by two directors of the Company. Refer to Note 7 for additional information.

Rent expense for all Bank properties for 2016 and 2015 was $261,774 and $198,148, respectively.

The future minimum rent payments under leases are as follows:

Years Ending	Amount

2017	$201,861
2018	193,396
2019	194,183
2020	102,808
2021	73,560
Thereafter	75,399

Total	$841,207

Note 6 - Deposits

The following is a summary of the distribution of the interest-bearing deposits at December 31, 2016 and 2015:

	2016	2015

Interest-bearing demand deposits	$7,319,938	$7,828,141
Savings and money market accounts	31,867,780	23,542,109
Time deposits:
Under $250,000	56,992,683	48,246,947
$250,000 and over	3,513,308	3,441,652

Total	$99,693,709	$83,058,849

19

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 6 - Deposits (Continued)

At December 31, 2016, the scheduled maturities of time deposits are as follows:

Years Ending	Amount

2017	$36,004,382
2018	17,961,504
2019	3,068,164
2020	1,409,942
2021	2,061,999

Total	$60,505,991

Note 7 - Related Party Transactions

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates amounting to $3,653,556 and $3,161,956 at December 31, 2016 and 2015, respectively.

Total deposits from such parties totaled $4,810,045 and $22,567,828 at December 31, 2016 and 2015, respectively.

On January 1, 2015, the Bank hired former employees of a mortgage company owned by two directors of the Company. During 2016 and 2015, the Bank rented space in a building owned by the same two directors of the Company for the mortgage division to occupy. Rent paid to the related parties was $109,702 and $79,237 in 2016 and 2015, respectively.

Note 8 - Advances from the Federal Home Loan Bank

At December 31, 2016, the Bank had one advance for $5,000,000 outstanding from the Federal Home Loan Bank of Cincinnati. The advance had a fixed rate of 0.65 percent and matured in January 2017. The advance was collateralized by the Bank's Federal Home Loan Bank stock and first mortgage loans. At December 31, 2016, the advance was collateralized by first mortgage loans of approximately $40,202,000 and home equity loans of approximately $1,374,000. At December 31, 2015, the Bank did not have any borrowings outstanding.

The advance was subject to prepayment penalties and the provisions and conditions of the credit policy of the Federal Home Loan Bank of Cincinnati.

Note 9 - Income Taxes

Allocation of income taxes between current and deferred portions is as follows:

	2016	2015

Current	$51,862	$-
Deferred	473,210	(310,383)
Valuation allowance	(4,177,303)	310,383

Total income tax recovery	$(3,652,231)	$-

20

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 9 - Income Taxes (Continued)

The components of net deferred tax assets are as follows:

	2016	2015

Deferred tax assets:
Allowance for loan losses	$36,800	$28,759
Start-up costs	23,698	30,052
Nonqualified stock options	47,109	46,148
Deferred loan fees	189,794	189,080
Nonaccrual loan interest	171,332	173,389
Other real estate owned	251,421	263,321
Net operating loss carryforward	2,972,694	3,412,999
Net unrealized loss on securities available for sale	10,892	1,732
Other	130,207	152,742

Gross deferred tax assets	3,833,947	4,298,222

Valuation allowance recognized for net deferred tax assets	-	(4,177,303)

Total deferred tax assets	3,833,947	120,919

Deferred tax liabilities:
Accumulated depreciation and amortization	(110,050)	(114,572)
FHLB stock dividends	(2,380)	(2,380)
Other	(8,264)	(3,967)

Gross deferred tax liabilities	(120,694)	(120,919)

Net deferred tax asset	$3,713,253	$-

A valuation allowance related to deferred tax assets is required when it is more likely than not that all or part of the benefit related to such assets will not be realized. As of December 31, 2015, a valuation allowance of $4,177,303 existed based on uncertainty about the Company's ability to generate sufficient future taxable income to realize all of the related temporary differences. During 2016, the valuation allowance was reversed based on an evaluation of the facts and circumstances of the Company's ability to realize the deferred tax asset.

There are no significant differences between the Company's statutory tax rate and the effective tax rate other than the effect of the valuation allowance reversal.

At December 31, 2016, the Company has an $8.7 million net operating loss carryforward available to reduce future income tax through 2035. The net operating loss carryforward will begin expiring in 2029.

Note 10 - Off-balance-sheet Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

21

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 10 - Off-balance-sheet Activities (Continued)

As of December 31, 2016 and 2015, the following financial instruments whose contract amounts represent credit risk were outstanding:

	2016	2015

Commitments to extend credit	$7,681,000	$5,581,000
Unfunded commitments under lines of credit	16,862,286	15,443,993

Total	$24,543,286	$21,024,993

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Note 11 - Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of common equity Tier 1, total, common, and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2016, that the Bank met all capital adequacy requirements to which it is subject.

During 2010, the Bank entered into a Consent Order (the "Order") with the Federal Deposit Insurance Corporation (FDIC) and the Ohio Department of Financial Institutions (ODFI). The Order was amended in 2013. The Order was terminated in June 2016. While the Order was in effect, the Bank was required to achieve and maintain a total capital to risk weighted assets ratio of 13.0 percent and a Tier 1 capital to average total assets ratio of 9.0 percent. The capital ratios for capital adequacy as of December 31, 2015 as shown in the following table reflect the requirements of the Consent Order. The Order also addressed asset quality and risk monitoring activities.

22

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 11 - Minimum Regulatory Capital Requirements (Continued)

The Bank's capital ratios at December 31, 2016 and 2015 are presented in the following table:

					To be Well Capitalized Under
			For Capital Adequacy		Prompt Corrective Action
	Actual		Purposes		Provisions
(000s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2016
Common equity Tier 1 (to risk- weighted assets)	$13,786	14.61%	$4,246	4.50%	$6,134	6.50%
Total capital (to risk-weighted assets)	14,973	15.87	7,549	8.00	9,437	10.00
Tier 1 capital (to risk-weighted assets)	13,786	14.61	5,662	6.00	7,549	8.00
Tier 1 leverage ratio	13,786	10.59	5,207	4.00	6,509	5.00

As of December 31, 2015
Common equity Tier 1 (to risk- weighted assets)	11,529	10.88	-	-	6,890	6.50
Total capital (to risk-weighted assets)	12,856	12.13	13,781	13.00	10,601	10.00
Tier 1 capital (to risk-weighted assets)	11,529	10.88	-	-	8,480	8.00
Tier 1 leverage ratio	11,529	9.37	11,073	9.00	6,152	5.00

Note 12 - Benefit Plans

The Company has a 401(k) plan. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plan provides for a discretionary matching contribution by the Company. The Company made matching contributions in both 2016 and 2015. Compensation expense related to this plan for the years ended December 31, 2016 and 2015 was $183,455 and $154,184, respectively.

In 2005, the stockholders approved the Company’s stock option plan. Options to buy stock are granted to directors, officers, and employees under the Bank’s stock option plan, which provides for issuance of up to 226,885 options. According to the plan, the maximum option term is 10 years and options can vest over a period no shorter than three years.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the weighted-average assumptions noted in the following table. Since the Company does not have its own historical stock price volatility, expected volatilities are based on an index for community bank stocks. The expected term of options granted is based on Company experience and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

No options were granted in 2016. In 2015, 100,000 options were granted under the plan. The grant date fair value of options granted in 2015 was $1.35 per option. The following assumptions relate to options granted in 2015:

Expected option life (in years)	10
Expected volatility	23.60%
Expected dividend yield	0.00%
Risk-free rate of return	2.12%

23

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 12 - Benefit Plans (Continued)

A summary of option activity under the plan for the year ended December 31, 2016 is presented below:

			Weighted
			Average
		Weighted	Remaining
	Number of	Average	Contractual
Options	Shares	Exercise Price	Term (in years)

Outstanding at January 1, 2016	203,800	$7.71	4.9
Expired	(49,800)	11.50
Forfeited	(10,750)	7.87

Outstanding at December 31, 2016	143,250	6.38	5.6

Exercisable at December 31, 2016	68,450	9.36	2.9

Nonvested options at December 31, 2016 totaled 74,800. As of December 31, 2016, there was $75,735 of total unrecognized compensation cost related to nonvested options granted under the plan. That cost is expected to be recognized over the next three years.

Note 13 - Stock Warrants and Capital Raise

In connection with a private placement capital raise in 2013 and 2014, the Company issued warrants to purchase common stock. As part of the private placement, for every two shares of stock issued, the Company issued a warrant to purchase one share of Company stock at a fixed exercise price of $5.00 per share. The warrants expire four years from the date of issuance. The carrying value of the warrants was determined based on the relative fair value of the warrants compared to the underlying shares of stock issued.

Subsequent to the completion of the 2014 private placement, the Company raised additional capital through the issuance of a combination of common shares and Series A preferred shares. During 2014 and 2015, the Company issued a total of 1,000 shares of nonvoting Series A preferred stock at a price of $1,000 per share. The Series A preferred stock is nonvoting, noncumulative, zero coupon preferred stock and is convertible into common shares and warrants based on the same terms that were available to investors in the private placement. The terms of the Series A preferred stock entitle the preferred shareholders to the same dividend as the common shareholders. Later in 2015, the 1,000 shares of Series A preferred shares were converted into 273,972 shares of common stock and 136,986 warrants to purchase common stock at $5.00 per share.

At December 31, 2016, a total of 634,331 warrants were outstanding. No warrants have been exercised.

In December 2015, the Company initiated a private placement of Series B preferred stock. The Series B preferred stock is nonvoting and entitles the holder to a 7 percent noncumulative dividend. In 2015, the Company issued 850 shares of Series B preferred shares for $1,000 per share. During 2016, an additional 815 shares of the Series B preferred shares were issued for $1,000 per share.

Note 14 - Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Company’s assets measured at fair value on a recurring basis at December 31, 2016 and 2015 and the valuation techniques used by the Company to determine those fair values.

24

Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 14 - Fair Value Measurements (Continued)

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances whereby inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The following tables present information about the Company’s assets measured at fair value on a recurring basis at December 31, 2016 and 2015 and the valuation techniques used by the Company to determine those fair values.

	Assets Measured at Fair Value on a Recurring Basis at
	December 31, 2016
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable	Balance at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2016

Assets - Available-for-sale securities - Mortgage-backed	$-	$1,946,034	$-	$1,946,034

	Assets Measured at Fair Value on a Recurring Basis at
	December 31, 2015
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable	Balance at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2015

Assets - Available-for-sale securities - Mortgage-backed	$-	$1,116,546	$-	$1,116,546

The Company also has assets that, under certain conditions, are subject to measurement at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances, for example, where there is evidence of impairment.

	Assets Measured at Fair Value on a Nonrecurring Basis at
	December 31, 2016
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable	Balance at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2016

Impaired loans	$-	$-	$2,302,608	$2,302,608
Other real estate owned	-	-	351,524	351,524

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Benchmark Bancorp

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 14 - Fair Value Measurements (Continued)

	Assets Measured at Fair Value on a Nonrecurring Basis at
	December 31, 2015
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable	Balance at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2015

Impaired loans	$-	$-	$3,331,459	$3,331,459
Other real estate owned	-	-	523,082	523,082

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